



Investing For Our Future

ANALYST CONFERENCE • WASHINGTON, D.C. • MARCH 27, 2012







Strategic Overview

Joe Rigby

Chairman, President & Chief Executive Officer



Safe Harbor Statement/Regulation G Information

Some of the statements contained in today's presentation with respect to Pepco Holdings, Pepco, Delmarva Power and Atlantic City Electric, and each of their respective subsidiaries, are forward-looking statements within the meaning of the U.S. federal securities laws and are subject to the safe harbor created thereby and by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding each reporting company's intents, beliefs and current expectations. You can generally identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue", the negative or other variations of such terms, or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause one or more reporting company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. These forward-looking statements are qualified in their entirety by, and should be read together with, the risk factors included in the "Risk Factors" section of each reporting company's annual report on Form 10-K for the year ended December 31, 2011 (as amended) and other SEC filings, and investors should refer to this risk factor section. The forward-looking statements contained herein are also qualified in their entirety by reference to, and should be read together with, the following important factors, which are difficult to predict, contain uncertainties, are beyond each reporting company's control and may cause actual results to differ materially from those contained in forward-looking statements: changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; the outcome of pending and future rate cases, including the possible disallowance of costs and expenses; the expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs; possible fines, penalties or other sanctions assessed by regulatory authorities against Pepco Holdings' regulated utilities; weather conditions affecting usage and emergency restoration costs; population growth rates and changes in demographic patterns; changes in customer energy demand due to conservation measures and the use of more energy-efficient products; general economic conditions, including the impact of an economic downturn or recession on energy usage; changes in and compliance with environmental and safety laws and policies; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by, and decisions of, Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence each reporting company's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and the impact of credit and capital market conditions on the ability of a reporting company to obtain funding on favorable terms; and effects of geopolitical events, including the threat of domestic terrorism or cyber attacks. Any forward-looking statements speak only as to the date of this presentation and each reporting company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for a reporting company to predict all such factors, nor can any reporting company assess the impact of any such factor on such reporting company's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

PHI discloses net income from continuing operations and related per share data (both as historical information and earnings guidance) excluding certain items (non-GAAP financial information) because management believes that these items are not representative of PHI's ongoing business operations. Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance. The inclusion of this disclosure is intended to complement, and should not be considered as an alternative to, PHI's reported net income from continuing operations and related per share data in accordance with accounting principles generally accepted in the United States (GAAP).

PHI's Strategic Focus

Power Delivery

  

- Invest in T&D infrastructure
- Focus on reliability and operational excellence
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve reasonable regulatory outcomes and reduce regulatory lag
- Maintain minimal exposure to generation and commodity markets

Operating Income Business Mix

Forecasted 2012-2016



5 - 10%

90 - 95%

Pepco Energy Services



- Build profitable market share and increase earnings contribution from energy services

■ **Regulated Utility Operations**
■ **Pepco Energy Services**

Current State

- $5.6 billion regulated capital expenditure five-year plan and a higher level of ongoing annual O&M spend to significantly improve system reliability, customer service, energy efficiency and renewal of aging systems

- Reliability enhancement plan is yielding positive, measurable results in reliability statistics and customer satisfaction

- The Blueprint for the Future program is on track and will allow us to offer our customers information and services to enable them to better manage energy consumption

- Key focus remains on reducing regulatory lag; progress will further drive earnings growth

- PES is transforming into a growing energy efficiency and services company, winding down its retail energy supply business and retiring power plants in 2012

> *Our focus is on improving system reliability and customer service, and reducing regulatory lag*

Accomplishments Since Our Last Analyst Conference

- Made significant progress executing our Reliability Enhancement Plan and Emergency Restoration Improvement Plan to improve system reliability and customer service

- Essentially completed installation of smart meters for electric customers in Delaware, made significant progress in the District of Columbia, and commenced installation in the Pepco Maryland service territory

- Received decisions in three distribution base rate cases resulting in a total annual revenue increase of $34 million

- Filed distribution base rate cases in each of our five electric jurisdictions requesting a total annual increase in revenue of $247 million

- Filed requests in each jurisdiction for approval of a reliability investment recovery mechanism (RIM) and the use of fully forecasted test years in future base rate cases

- Realized adjusted earnings of $1.25* per share in 2011, at the high end of our guidance range

- Completed forward equity transaction; 17.92 million shares priced at $19.25 per share

> **Significant progress was made in executing our business, regulatory and financial strategies**

* See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.

Strategic Direction Aligned with Industry Opportunities & Challenges

Industry Opportunities/Challenges	PHI's Strategic Position/Focus
Service and reliability	Implementing Reliability Enhancement Plan, Emergency Restoration Improvement Plan
Aging and inadequate transmission	Transmission upgrades and renewals
Large capital programs, increasing O&M costs	Proposals pending to reduce regulatory lag, maintain solid investment grade credit profile
Smart grid	Blueprint for the Future, enabling energy savings technologies for homes and businesses
Economic recession/regions with net migration	Decoupling in place for 65% of distribution revenue, continued customer growth in region
Renewable energy standards, distributed generation	Working with state and local governments to address evolving issues, reviewing technology cost and system impacts
Commodity and environmental generation risk	Exited from the generation business, winding down retail energy supply business
Growth in electric vehicle sales	Working with states to address issues, reviewing charging technologies and pricing incentives

PHI – A Leader in Environmental Performance and Carbon Disclosure

- Environmental performance and sustainability are embedded in PHI's business operations
    - Focus on reducing greenhouse gas emissions
    - Transforming our vehicle fleet
    - Investing in energy efficiency and green technologies for our buildings and facilities



- Named to the Carbon Disclosure Leadership Index (CDLI) for 2009, 2010 and 2011 Carbon Disclosure Project (CDP)
    - Ranked sixth out of thirty-four U.S. utilities that responded to the 2011 CDP survey and was one of three utilities named to the CDLI three years in a row
        - CDP is an organization that works with institutional investors and the largest corporations in the world to disclose greenhouse gas emissions
        - CDP recognizes companies with high-quality disclosure as top scoring companies in the CDLI
- One of the top five utilities in the 2010 Maplecroft Climate Innovation Index
    - Identifies companies benefiting from climate-related opportunities while mitigating exposure to risks
- One of the top three utilities in Newsweek's 2009, 2010 and 2011 "Green Rankings"



> *Our goal is to remain a leader in corporate environmental responsibility and performance*

The Roadmap to Delivering Value to Our Customers and Investors



Customer Satisfaction
- Reduced outages, effective storm communications and restoration
- Consistently positive customer interface
- Customer education offerings (Energy Advisory Program)
- Lower bills through TOU rates and energy efficiency
- Enhanced communications strategy, especially during outages

Timely and Reasonable Regulatory Outcomes
- Reduce regulatory lag
- Pursue formula recovery mechanisms
- Pursue use of forward test years
- If necessary, increase frequency of filings
- Approval of TOU and other incentive rates

Improved Delivery System and Customer Service
- Reliability Enhancement Plan – SAIFI and SAIDI
- Emergency Restoration Improvement Plan
- Enhanced communication strategy
- Meet state reliability and customer service standards

Providing Value to Our Customers Will Result in Increased Value to Our Investors

Strong Financial Returns and Balance Sheet
- Maintain solid investment grade credit metrics
- Earnings growth = rate base growth + reduced regulatory lag
- Attractive total return opportunity (EPS growth and dividend)

Additional Capex and O&M
- Reliability initiatives
- Enhanced call center capabilities/customer support
- New billing system
- New technologies - Electric vehicles, distributed generation, behind the meter customer applications
- Infrastructure to support new technologies

Low Cost Debt and Equity Financing
- Manageable financing requirements
- Financing mix to maintain strong balance sheet
- Equity valuation reflective of the Company's attractive total return prospects

Strong T&D Infrastructure Investment Growth



Rate base increases by 61% by 2016
Plan focused on reliability and operational excellence

* Assumes MAPP in-service date of 2020

Regulatory Lag

- Our commitment to increase O&M and Capex spending is essential to improving system reliability and customer service over the long-term

- Increased spending is an ongoing but necessary headwind in our efforts to reduce regulatory lag

- We will continue working to reduce regulatory lag:
  - Focus our regulators on the necessity of addressing regulatory lag
  - Pursue alternative rate making mechanisms and approaches
  - File distribution base rate cases as necessary

Adjustments in the regulatory model are needed to reduce regulatory lag

PHI Value Proposition – Poised for Above Average Total Return



Key Earnings Drivers

- Rate base growth - 10% CAGR in rate base through 2016

- Regulatory lag reduction - Current level of lag provides additional opportunity for earnings growth

- External financing requirements - Manageable levels of new debt and equity needed to execute plan

Attractive Current Dividend

- Current yield is 24% higher than the average yield for the S&P 500 Electric Utilities

- Committed to the current dividend and working towards the resumption of dividend increases

- Long-term dividend payout ratio targeted to align with utility peers

Above Average Total Return

2012 Focus

- Focus on reliability, infrastructure expansion and operational excellence

- Complete pending distribution base rate cases and achieve reasonable outcomes, including mechanisms that reduce regulatory lag

- File next round of distribution base rate cases if outcomes of pending cases do not give us the ability to earn our authorized ROEs

- Continue to implement Blueprint for the Future

- Profitably grow the energy services business and continue the wind down of retail energy supply at Pepco Energy Services

- Implement enhanced customer and brand communications plan

> *Our strategic direction is clear –*
> *2012 is about investing for our future and executing our plan*

PHI – Well Positioned

- Clear value proposition – focused T&D business

- Significant regulated capital expenditure plan that will enable the utilities to meet customers' expectations and state standards

- Low risk profile, including minimal exposure to environmental regulations and commodity risk

- Strong financial profile

- Reasonable regulatory outcomes, including FERC formula rates

- Manageable financing plan

We are positioned to provide an attractive total return to our shareholders

Strategic Overview

Joe Rigby

Chairman, President & Chief Executive Officer



Appendix

Reconciliation of GAAP EPS to Adjusted EPS

		Year Ended December 31, 2011
Earnings per share of common stock from Continuing Operations (GAAP)	**$**	**1.15**
Adjustments:		
Mark-to-market losses from PES retail energy economic hedging activities		0.08
Effect of adopting a tax law change in District of Columbia		0.02
Adjusted earnings per share of common stock from Continuing Operations (Non-GAAP)	**$**	**1.25**

Note: See Regulation G Information at the beginning of today's presentations.

Power Delivery

Dave Velazquez

Executive Vice President, Power Delivery



Business Overview – Power Delivery

Operating Company	Service	Customers	GWh	Bcf	Service Area	Population	Combined Service Territory
pepco A PHI Company	Electric	788,000	26,895	N/A	640 square miles – District of Columbia, major portions of Prince George's and Montgomery Counties in Maryland	2.2 Million	
delmarva power A PHI Company	Electric	501,000	12,688	N/A	5,000 square miles – Delmarva Peninsula	1.4 Million	
	Gas	124,000	N/A	19	275 square miles – Northern Delaware	.5 Million	
atlantic city electric A PHI Company	Electric	547,000	9,683	N/A	2,700 square miles – Southern one-third of New Jersey	1.1 Million	
Totals		1,960,000	49,266	19	8,340 square miles		

2011 Annual Data

2011 Highlights

- Executed reliability enhancement plans in Pepco and expanded plans to include Atlantic City Electric and Delmarva Power

- Realized 39% reduction in the number of outages and 56% reduction in the average duration of outages during 2011 for customers served by upgraded power lines in the Pepco Region

- Improved reliability, emergency response and customer communications evident during Hurricane Irene restoration effort (awarded a 2011 EEI Emergency Response Award)

- Electric smart meter installation - 99% complete in Delaware and 95% complete in the District of Columbia

- Concluded three distribution base rate cases and filed five additional cases

- Completed nearly $900 million in transmission and distribution infrastructure projects

We have made progress on delivering value to our customers, with more work ahead

2012 Focus – Continuing to Build on 2011 Progress

- Improving reliability, storm response and customer service

- Investing in transmission and distribution infrastructure

- Implementing Blueprint for the Future

  - Continue deployment and activation of smart meters in Pepco region

  - Continue rolling out first phase of customer benefits

  - Begin roll-out of dynamic pricing

- Executing our regulatory strategy

We remain focused on meeting customer expectations

Diverse Service Territory

Customer Diversity, 2011 Electric Sales



Residential 37%

Government 10%

Industrial 6%

Commercial 47%

Regulatory Diversity, 2011 Revenues



NJ 14%

MD 35%

DE 17%

DC 20%

FERC 14%

Growth Expected Across Service Territory Despite Mixed Economic Outlook

Pepco

- Modest recovery

- Presence of federal government helps reduce economic volatility in the region

- Unemployment rate is slightly below the national average and is expected to closely track it over the planning period

DPL

- Recovery is tracking national trends

- 70% of mid-Atlantic manufacturers report they will be adding staff (Philadelphia Fed Manufacturing Survey)

- Unemployment rate is slightly below the national average and is expected to closely track it over the planning period

ACE

- Slower than expected recovery; below national trends

- New Revel casino in Atlantic City is expected to open in April 2012, with 1,900 new hotel rooms and over 5,000 new direct jobs

- Unemployment rate is higher than the national average and is expected to remain higher over the planning period

Sales and Customer Growth

| | Sales (GWh) | | | Forecasted Compounded Annual Growth Rate | | | |
| | | | | Sales | | Customer | |
	2010 Actual*	2011 Actual*	2012 Projected*	2010 - 2012	2012 - 2016	2010 - 2012	2012 - 2016
Pepco	26,670	26,622	26,927	0.5%	0.9%	0.5%	0.8%
Delmarva Power	12,474	12,586	12,764	1.2%	0.6%	0.1%	0.9%
Atlantic City Electric	9,903	9,577	10,024	0.6%	0.6%	0.5%	0.9%
Total Power Delivery	49,047	48,785	49,715	0.7%	0.8%	0.4%	0.8%

*   **Weather Normalized**

> *We expect sales and customer growth*
> *of 0.8% per year for the service territory*

Note: See Appendix for detailed sales and customer growth forecasts.

Operation and Maintenance (O&M) Expense

(Millions of Dollars)	2010 Actual		2011 Actual		2012 Forecast
Utility O&M	$	661	$	767	$750 - $780
Major Storms (incremental)		18		16	-
Environmental Remediation		17		2	-
Sub-Total	$	696	$	785	$750 - $780
Reimbursable/Recoverable*		113		99	100
Total O&M	$	809	$	884	$850 - $880

* This includes various items that are customer reimbursed or recoverable through rates in the same year, such as default electricity supply, customer reimbursed service work, claims, Atlantic City Electric bad debt expense, and regulatory commission expenses.

2011 Operation and Maintenance Expense



(Millions of Dollars)	2011 Actual	% of Total
Operations	$ 234	26%
Customer Care	209	24%
Maintenance	116	13%
Tree Trimming	49	6%
Major Storms *	16	2%
Administration & Support	161	18%
Reimbursable / Recoverable	99	11%
	$ 884	100%

* **Cost of Major Storms represents the incremental costs net of $22 million deferred as regulatory assets**

Forecast Construction Expenditures – 2012 - 2016

(Millions of Dollars)



MAPP $205
Transmission $1,356
Distribution $3,396
Blueprint $184
Other $478

Total = $5,619

■ **Distribution**　■ **Transmission**



■ Distribution　■ Transmission



■ Atlantic City Electric Co　■ Delmarva Power　■ Potomac Electric Power Co

Notes: Amounts are net of anticipated reimbursement pursuant to awards from the U.S. Department of Energy (DOE) under the American Recovery and Reinvestment Act of 2009 (ARRA).

See Appendix for detailed construction forecast.

Distribution Construction Expenditures – 2012 - 2016

(Millions of Dollars)



MAPP $205

Transmission $1,356

Blueprint $184

Other $478

Distribution $3,396

- Reliability – planned investment is expected to allow us to meet reliability standards in our jurisdictions

- Customer driven work – new service connections, meter installs, etc.

- Load growth – 11 new substations planned

- Investments are expected to total $1,923 million for Pepco, $738 million for Delmarva Power and $735 million for Atlantic City Electric

Distribution Expenditure Detail



(Millions of Dollars)	Total 2012 - 2016 Forecast	% of Total
Reliability	$ 2,090	62%
Load Growth	654	19%
Customer Driven	652	19%
Total	$ 3,396	100%







Reliability Standards – Maryland

Maryland (PSC – RM43) – Rulemaking applies to all electric utilities in Maryland. Establishes comprehensive reliability and service standards

- The Commission approved draft rules establishing requirements for:
  - Service interruption duration and frequency standards
  - Service restoration
  - Poorest performing feeder and device activation standards
  - Downed wire response
  - Customer communications
  - Vegetation management
  - Equipment inspection
  - Major Outage Event Plan
- First measurement period begins as soon as the regulations are adopted (expected to be no later than July 1, 2012)

Reliability Standards – District of Columbia

District of Columbia – New reliability standards adopted in July 2011, additional technical revisions made February 2012

- New rules require improvement in reliability performance (outage frequency and duration) on an annual basis beginning in 2013 and continuing through 2020

- Revisions to rules adopted by the Commission in February 2012 address certain issues:

  - Method to calculate reliability was revised to reflect District of Columbia-only data

  - After June 2015, Pepco may petition the Commission to re-evaluate reliability standards for 2016 - 2020 to address feasibility and cost issues

Reliability Enhancement Plan – Improving System Reliability is a Top Priority





Our progress in Pepco's service territory since 2010*

- **Tree Trimming** – Trimmed along nearly 3,500 miles of power lines to remove limbs that threatened our equipment

- **Cable Replacement** – Replaced or upgraded more than 340 miles of underground cable

- **Selective Undergrounding** – Identified overhead lines for potential undergrounding

- **Distribution Automation** – Added 125 automated switches that will reroute power more effectively during outages

- **Customer Communications** – Added call center staff and more than doubled phone lines

- **Technology-Based Improvements** – Implemented technology on mobile devices to view online outage maps and enable customers to report outages

* Data as of 12/31/11

One Example – Distribution Automation's (DA) Benefits



Pilot Program Involving Three Distribution Feeders in Pepco-MD
Customers Experiencing a Sustained Outage

Number of Customers

Date	without DA	with DA
6/13/2008	1169	292
6/30/2008	1325	170
11/24/2008	1279	460
5/13/2009	1169	292
7/23/2009	1279	460
7/12/2010	1169	292
6/2/2011	1169	292

Occurrences Since June 13, 2008

■ without DA ■ with DA

Realized 74% reduction in customer outages during these events

Note: DA initiated for 7 of 20 events.

Transmission Construction Expenditures – 2012 - 2016

(Millions of Dollars)



MAPP
$205

Transmission
$1,356

Blueprint
$184

Other
$478

Distribution
$3,396

- Transmission spending is expected to total $1.4 billion over the next five years to:
  - Replace and upgrade facilities
  - Accommodate customer growth
  - Improve service reliability

- Investments are expected to total $394 million for Pepco, $605 million for Delmarva Power and $357 million for Atlantic City Electric

Transmission Expenditure Detail



(Millions of Dollars)	Total 2012 - 2016 Forecast	% of Total
Customer Driven	$ 37	3%
Reliability	544	40%
Load	157	11%
PJM - RTEP		
N-1-1 and Major Transmission Lines	258	19%
Transmission Line Upgrades	106	8%
Substation Transformer and Breaker Upgrades	49	4%
Miscellaneous Line and Substation Upgrades	205	15%
Total	$ 1,356	100%



Buzzard to Ritchie – Upgrade 138kV and 230kV ($59M)



Church to Wye Mills – New 138kV Circuit ($22M)



MAPP Construction Expenditures – 2012 - 2016



(Millions of Dollars)

- MAPP $205
- Transmission $1,356
- Blueprint $184
- Other $478
- Distribution $3,396

- In August 2011, PJM notified PHI that the scheduled in-service date for MAPP had been delayed until the 2019 to 2021 time period

- In January 2012, PJM issued a new load forecast which projects generally lower load levels in the eastern part of PJM

- The in-service date for MAPP will be evaluated by PJM as part of the 2012 Regional Transmission Expansion Plan review process

- Our five-year construction forecast has $205 million in spend, the majority of which is planned for 2016, and assumes a 2020 in-service date

- PHI intends to continue to complete the right-of-way acquisition for the proposed route, and some environmental and other preparatory activities

Blueprint Construction Expenditures – 2012 - 2016

(Millions of Dollars)



MAPP $205

Transmission $1,356

Blueprint $184

Other $478

Distribution $3,396

Blueprint for the Future is a comprehensive initiative covering all aspects of our utility business

- Smart grid activities:

  – Advanced Metering Infrastructure – includes smart meters and communication and data infrastructure*

  – Customer applications – empowering customers

  – Distribution Automation – enables quicker power restoration

  – Advanced transmission – includes HVDC and synchrophasors

- Replacement of our legacy customer billing systems

- Dynamic pricing

- Energy efficiency and demand response programs

- Revenue decoupling

- Renewable energy, electric vehicles and other distributed generation

* Only this smart grid activity is included in the Blueprint category in the pie chart.

Advanced Metering Infrastructure (AMI) – Underway in DE, DC and Pepco-MD

	Pepco		Delmarva Power	
	DC	**MD**	**MD**	**DE**
Electric meter installation*	• 95% complete; to be completed 2Q2012 • Regulatory asset approved	• 23% complete; to be completed 4Q2012 • Regulatory asset approved	• Business case submitted, awaiting PSC order	• 99% complete • Regulatory asset approved
Electric meter activation	• 47% activated; to be completed in 2012	• 1% activated; to be completed 1Q2013	• N/A	• 99% complete; to be completed in 2012
AMI Customer Benefits – When did they start?	• Online access to energy usage data – 2Q2011 • Outage detection – 2Q2011 • Online Bill to Date & Projected Bill – 4Q2011	• Online access to energy usage data – 4Q2011 • Outage detection – 4Q2011 • Online Bill to Date & Projected Bill – 4Q2011	• N/A	• Online access to energy usage data – 1Q2010 • Outage detection – 1Q2010 • Online Bill to Date & Projected Bill – 4Q2011
Critical Peak Rebate form of dynamic pricing*	• Final form pending; proposed phase-in for residential customers to begin in 2012	• Approved in concept; phase-in for residential customers to begin in 2012	• Approved in concept pending AMI deployment authorization	• Approved; phase-in for residential customers to begin in 2012

* Deferred in New Jersey

Illustrative Customer Communications – Delmarva Power-Delaware



- **Holistic Campaign:** Includes new informational website, public relations, community and stakeholder outreach, children's materials, billboards, radio, print and online advertising

- **Community Outreach:** Includes such groups as Delaware Aging Network, DE Division of Libraries, United Way, Rotary Clubs, DE Chamber of Commerce, often in collaboration with the DE PSC Staff

- **Initial Part of Campaign - Summer 2011:** Focused on "getting ready" for the new smart meter and built awareness of the upcoming daily and hourly usage information. Encouraged signing up for "My Account." Accomplished using first edition of a directly mailed newsletter to all customers and mass communications

- **Second Part of Campaign - Q1 2012:** Direct mail a second edition of the newsletter that provides more in depth information on how to use "My Account" usage data, testimonials from customers regarding energy savings and tips on how customers can use energy efficiency information



Similar education campaign being pursued by Pepco

Advanced Metering Infrastructure – Successfully Used During Hurricane Irene

- As they were losing power, smart meters sent "last gasp" messages, which were processed by the Outage Management System similar to a customer call

- Company personnel determined if there was power at the customer's meter by "pinging" the meter

- The Operations group pinged meters approximately 2,600 times to check if power was restored

- As a result of the smart meter data, the need to dispatch crews to several hundred outage locations was eliminated

Background

Approximately **445,000 customers** (~25% of total electric customers) were **without power** at the height of the storm




Dynamic Pricing – Status

- Request for implementation filed in Delaware, Maryland, and the District of Columbia:

  – Proposed to offer dynamic pricing to a group of several thousand residential customers in 2012, with rollout to all residential customers in 2013 (in Delaware and the District of Columbia, only applies to Standard Offer Service customers)

  – Proposed similar rollout strategy for non-residential customers, phase-in beginning in 2013 with full rollout in 2014

  – Implementation date may change based on timing of Commission approval

  – Difference between PJM demand response market revenues and customer credits trued up through utility rates

- Jurisdictional status for dynamic pricing:

  – Delaware - Approved; implementation to begin in 2012

  – Maryland-Pepco – Concept approved; approval of dynamic pricing form pending

  – District of Columbia – Determination of dynamic pricing form pending

Dynamic Pricing – Calculation of Benefits

- Initial form of dynamic pricing in Delaware and Maryland will be in the form of a Critical Peak Rebate (CPR) rate which provides customers a "no lose" way to participate

- We are calling the specific CPR programs in Delaware and Maryland the Peak Energy Savings Credit rate

- Customers are incented to decrease load during PJM or local critical events (called Peak Energy Period) - driven by wholesale energy prices or electric system constraints

- A Customer Baseline (CBL) is calculated based on the 3 highest-use days during the prior 30 days; savings relative to the CBL are paid on a per kWh basis ($1.25/kWh in DE and MD) for savings during the event



Sample Dynamic Pricing Customer Loadshape











Dynamic Pricing – How It Works

1 Peak Energy Savings Credit Enrollment

- DPL or Pepco moves a customer to the dynamic pricing rate
- Customer sets notification preferences (through My Account or a CSR)

2 Initiate Peak Energy Period / Notify Customers

- DPL and/or Pepco initiates a Peak Energy Period for the next business day
- Customer receives notifications based on their preferences

Active Notifications
Text
E-mail
Voice
Passive Notifications
Message Sample:
A Critical Peak Event has been called for Delmarva customers in Delaware for Tuesday, June 7th from 2PM to 6PM. Save money by using less electric during this time
Customer may view Dynamic Pricing Alerts on Corporate Website (Delmarva.com, Pepco.com) and My Account

3 Customer Views Peak Energy Period Results

- Event results are visible to the customer through My Account

Bill to Date Module (BTDM)
Load Analysis Module (LAM)
Bill History Module (BHM)
My Energy Usage
Actual Daily Temp & Average
Peak Time Events and Rebates
Bill History

4 Customer Receives Dynamic Pricing Bill

Details of your electricity charges

Electricity you used this period

Critical Peak Rebate

Supply Charges

You Saved:

Total Electric Charges $137.34

- A Dynamic Pricing customer will see interval information in the meter section, a Peak Energy Credit table with event information and Peak Energy Credit savings information

Power Delivery Business Outlook

- Continued improvement in operating performance – safety, reliability, storm response, and customer service

- Over $5.6 billion in planned infrastructure investment during the next five years - change in MAPP in-service date has not materially changed anticipated total spend

- Continued implementation of Blueprint for the Future

- Revenue growth through achieving reasonable regulatory outcomes and modest long-term customer and sales growth

Providing value to our customers will result in increased value to our investors

Power Delivery

Dave Velazquez

Executive Vice President, Power Delivery



Appendix

Construction Expenditure Forecast

(Millions of Dollars)		2012		2013		2014		2015		2016		5 Year Total
Distribution:												
Customer Driven (new service connections, meter installations, highway relocations)	$	111	$	138	$	131	$	137	$	135	$	652
Reliability (facility replacements/upgrades for system reliability)		409		431		422		421		420		2,103
DOE Reimbursement[1]		(10)		(3)		-		-		-		(13)
Load (new/upgraded facilities to support load growth)		81		110		176		131		156		654
Distribution - Blueprint:												
Advanced Metering Infrastructure (AMI) [2]		120		3		-		9		92		224
DOE Reimbursement[1]		(40)		-		-		-		-		(40)
Transmission:												
Customer Driven		14		1		10		5		7		37
Reliability (facility replacements/upgrades for system reliability)		87		102		143		140		72		544
Load and Other		204		157		125		110		179		775
Mid Atlantic Power Pathway [3]		5		2		2		6		190		205
Gas Delivery		22		23		23		25		27		120
Information Technology		15		10		11		10		17		63
Corporate Support and Other		125		70		39		29		32		295
Total Power Delivery		**$1,143**		**$1,044**		**$1,082**		**$1,023**		**$1,327**	$	**5,619**

(1) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

(2) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.

(3) Assumes MAPP in-service date of 2020.

Construction Expenditure Forecast (continued)

(Millions of Dollars)	2012	2013	2014	2015	2016
Pepco					
Distribution	$321	$367	$439	$398	$406
Blueprint	76	1	0	0	0
Transmission	104	93	68	58	71
MAPP*	1	1	1	3	132
Other	56	30	17	13	18
DOE Reimbursement	(46)	(2)	0	0	0
Delmarva Power					
Distribution	$136	$153	$144	$144	$161
Blueprint	44	2	0	0	0
Transmission	148	93	128	120	116
MAPP*	4	1	1	3	58
Gas Delivery/Other	74	52	43	39	44
Atlantic City Electric					
Distribution	$144	$159	$146	$147	$144
Blueprint	0	0	0	9	92
Transmission	53	74	82	77	71
Other	32	21	13	12	14
DOE Reimbursement	(4)	(1)	0	0	0
Totals					
Distribution	$601	$679	$729	$689	$711
Transmission	305	260	278	255	258
Other	162	103	73	64	76
Blueprint	120	3	0	9	92
MAPP *	5	2	2	6	190
DOE Reimbursement	(50)	(3)	0	0	0
Total Power Delivery	**$1,143**	**$1,044**	**$1,082**	**$1,023**	**$1,327**

* **Assumes MAPP in-service date of 2020.**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Forecast Construction Comparison

(Millions of Dollars)	2012	2013	2014	2015	2016
December 2010 *	$ 1,169	$ 1,052	$ 1,030	$ 893	N/A
Current*	1,143	1,044	1,082	1,023	1,327
Change	$ (26)	$ (8)	$ 52	$ 130	N/A

Change in Construction Forecast 2012 - 2015		
Key Drivers of Change:		
Distribution - Increased reliability investment	$	578
Distribution - Lower customer driven offset by increased load projects		88
Blueprint - Delayed NJ Deployment and Refinement of MD Plan		(50)
Transmission - Upgrades due to age and condition		368
Deferral of MAPP in-service date from 2014 to 2020		(969)
Other, net		133
Total	$	148

* Amounts are net of anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

Blueprint for the Future – Costs

Construction Costs

(Millions of Dollars)	2012	2013	2014	2015	2016	Total
Advanced Metering Infrastructure (AMI)						
Atlantic City Electric[1]	$ -	$ -	$ -	$ 9	$ 92	$ 101
Delmarva Power[1]	44	2	-	-	-	46
Pepco	74	1	-	-	-	75
AMI System Improvements	2	-	-	-	-	2
Subtotal	$ 120	$ 3	$ -	$ 9	$ 92	$ 224
DOE Reimbursement[2]	(40)	-	-	-	-	(40)
Total	**$ 80**	**$ 3**	**$ -**	**$ 9**	**$ 92**	**$ 184**

Demand Response and Energy Efficiency Expenditures - 2012 - 2016[3]

	2012	2013	2014	2015	2016	Total
Pepco - District of Columbia	$ 6	$ 6	$ 1	$ -	$ -	$ 13
Pepco - Maryland	75	82	80	71	67	375
Delmarva - Delaware	4	9	8	1	1	23
Delmarva - Maryland	21	24	26	25	24	120
Atlantic City Electric	4	3	-	-	-	7
Subtotal	110	124	115	97	92	538
DOE Reimbursement[2]	(15)	(4)	-	-	-	(19)
Total	**$ 95**	**$ 120**	**$ 115**	**$ 97**	**$ 92**	**$ 519**

(1) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.
(2) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.
(3) Demand response and energy efficiency program costs are recorded as deferred regulatory assets or recovered through a surcharge.

Electric Distribution Sales Growth

(Sales in GWh)	2010 Actual*	2011 Actual*	2012 Projected	2013 Projected	2014 Projected	2015 Projected	2016 Projected
Potomac Electric Power Company							
Residential	7,790	7,923	7,669	7,639	7,658	7,723	7,786
Commercial	18,720	18,539	19,095	19,926	19,944	19,976	20,005
Industrial	-	-	-	-	-	-	-
Other	160	160	163	164	164	164	164
Subtotal	26,670	26,622	26,927	27,729	27,766	27,863	27,955
Delmarva Power & Light Company							
Residential	5,073	5,136	5,060	4,860	4,696	4,696	4,726
Commercial	5,237	5,192	5,384	5,748	5,770	5,798	5,825
Industrial	2,114	2,209	2,270	2,371	2,475	2,488	2,495
Other	50	49	50	50	51	51	51
Subtotal	12,474	12,586	12,764	13,029	12,992	13,033	13,097
Atlantic City Electric Company							
Residential	4,456	4,414	4,650	4,739	4,808	4,825	4,842
Commercial	4,401	4,213	4,317	4,329	4,335	4,346	4,357
Industrial	997	903	1,010	1,005	1,002	1,003	1,004
Other	49	47	47	48	48	48	48
Subtotal	9,903	9,577	10,024	10,121	10,193	10,222	10,251
PHI Power Delivery							
Residential	17,319	17,473	17,379	17,238	17,162	17,244	17,354
Commercial	28,358	27,944	28,796	30,003	30,049	30,120	30,187
Industrial	3,111	3,112	3,280	3,376	3,477	3,491	3,499
Other	259	256	260	262	263	263	263
Total	49,047	48,785	49,715	50,879	50,951	51,118	51,303

* Weather normalized

Residential Electric Distribution Customer Growth

	Electric Customers*						
	2010 Actual	2011 Actual	2012 Projected	2013 Projected	2014 Projected	2015 Projected	2016 Projected
Potomac Electric Power Company							
Residential	713,148	714,442	721,393	718,210	726,894	736,135	744,755
Annual Increase		0.2%	1.0%	-0.4%	1.2%	1.3%	1.2%
Delmarva Power & Light Company							
Residential	440,595	441,049	441,353	443,495	447,113	451,374	456,073
Annual Increase		0.1%	0.1%	0.5%	0.8%	1.0%	1.0%
Atlantic City Electric Company							
Residential	482,060	481,499	487,158	491,439	495,480	499,508	503,513
Annual Increase		-0.1%	1.2%	0.9%	0.8%	0.8%	0.8%
Total Power Delivery							
Residential	1,635,803	1,636,990	1,649,904	1,653,144	1,669,487	1,687,017	1,704,341
Annual Increase		0.1%	0.8%	0.2%	1.0%	1.1%	1.0%

* **End-of-period amounts**

2011 Financial Performance – Power Delivery



Key Drivers

- **Higher distribution revenue - increased investment/higher rates**
- **Higher transmission revenue - increased investment**
- **Higher Standard Offer Service - adjustment**
- **Federal income tax settlement adjustment**
- **Higher O&M expense - storms, system maintenance & tree trimming**

* **See next page for reconciliation of GAAP earnings per share to adjusted earnings per share.**

Reconciliation of Power Delivery GAAP EPS to Adjusted EPS

2010 EPS (Adjusted)	$	**1.03**
2010 Special Items		
• Restructuring Charge		(0.08)
• Effects of Pepco Divestiture-Related Claims		(0.03)
2010 EPS (GAAP)	$	**0.92**

Note: See Regulation G Information at the beginning of today's presentations.

Regulatory Overview

Tony Kamerick

Senior Vice President & Chief Financial Officer



Executing Our Regulatory Strategy – A Core Competency

- Years of experience in multi-jurisdictional construct

- Demonstrated capability to manage simultaneous cases

- Leadership in emerging regulatory issues, including:

  - Decoupling

  - Smart Grid Cost Recovery

  - Energy Efficiency Cost Recovery

  - Stimulus Funding

  - Dynamic Pricing

- Continued focus on achieving timely recovery and fair returns

  - Revised approach to presenting rate cases

  - Pursuing acceptance of alternative rate making mechanisms/approaches

  - Educating the regulatory community on the topic of regulatory lag

Executing Our Regulatory Strategy – A Deep Bench

- Team of 60+ regulatory professionals with:

  - Strong, experienced leaders

  - Extensive development program for new talent

  - Focused succession planning

- In-house regulatory counsel, with experienced leadership and a lead attorney dedicated to each jurisdiction

- Highly regarded external expert witnesses

- Comprehensive witness training program

> *Our Regulatory Organization is positioned to file rate cases as often as needed*

2011 Highlights

- Three distribution base rate case decisions received in 2011 authorizing a total annual increase of $34 million (total request of $51 million); five cases filed in 2011 and currently pending:

  - Pepco – District of Columbia, July 2011

  - Atlantic City Electric – New Jersey, August 2011

  - Delmarva Power (Electric) – Delaware, December 2011

  - Delmarva Power – Maryland, December 2011

  - Pepco – Maryland, December 2011

- Received annual transmission rate adjustments totaling $2 million under FERC formula rate process, effective June 1, 2011

- Advanced Blueprint for the Future initiatives

  - Smart Grid – Significant progress in meter installation/activation; costs deferred as a regulatory asset for subsequent recovery

  - Dynamic Pricing – Approved in DE; implementation underway

- Revenue decoupling in place for 65% of distribution revenue

  - Implemented in Maryland and the District of Columbia

Regulatory Environment

Strengths

- Recent distribution rate case decisions have generally reflected adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Challenges

- Regulatory lag in distribution business

  - *PHI response – Revising our approach to presenting rate cases, pursuing acceptance of alternative rate making mechanisms/approaches, and educating the regulatory community on the topic of regulatory lag*

- Current focus on improving reliability and customer service

  - *PHI response – Advancing infrastructure improvements and system maintenance aimed at improving reliability, as well as enhancing the emergency restoration process to improve customer communications*

Regulatory Diversity

2011 Rate Base*



NJ 17%
MD 25%
DE 15%
DC 21%
FERC 22%

* **Based on estimated year-end rate base.**

Rate Base Summary

2011 Estimated Year-End Transmission and Distribution Rate Base by Company

(Millions of Dollars)

Transmission	
■ Pepco	$ 481
■ Delmarva	392
■ Atlantic City	365
Total - Transmission	**$ 1,238**

Distribution	
■ Pepco - Electric	$ 2,126
■ Delmarva - Electric	1,017
■ Delmarva - Gas	218
■ Atlantic City - Electric	922
Total - Distribution	**$ 4,283**

Total Rate Base	**$ 5,521**



Distribution is 78% and Transmission is 22% of our 2011 estimated year-end rate base

Closing the ROE Gap –
An Earnings Growth Opportunity

(Millions of Dollars)		Pepco		Delmarva Power		Atlantic City Electric		Total
2011 Earnings	$	99	$	71	$	39	$	209
Average Equity	$	1,480	$	865	$	750	$	3,095
Earned ROE		6.69%		8.21%		5.20%		6.75%
Target Financial ROE[1]		9.80%		10.12%		10.34%		
Additional Earnings Required to Achieve Target ROE	$	46	$	17	$	39	$	102
Additional Revenue Required to Achieve Target ROE	$	77	$	28	$	65	$	**170**
Additional Revenue Required to Achieve Target ROE - Percentage of Total Revenue[2]		3.8%		2.7%		5.2%		**3.9%**

Earnings Impact of Reducing Regulatory Lag

		Pepco		Delmarva Power		Atlantic City Electric		Total
Additional Earnings from 50 bps Increase in Earned Utility ROE	$	7	$	4	$	4	$	15
Additional Ongoing EPS[3]	$	0.03	$	0.02	$	0.02	$	**0.07**
Additional Earnings from 100 bps Increase in Earned Utility ROE	$	15	$	9	$	8	$	32
Additional Ongoing EPS[3]	$	0.07	$	0.04	$	0.03	$	**0.14**

(1) **Target Financial ROE reflects estimated weighted average authorized return on equity based on the estimated 2011 rate base. Target Financial ROEs are reduced by 25 basis points to allow for the historical differences between "financial" and "regulatory" cost of service.**
(2) **Excludes "Other Electric and Gas" revenue**
(3) **Based on 2011 weighted average common shares outstanding**

Distribution Rate Cases – The Current Cycle

Filed distribution base rate cases in each of our electric jurisdictions in 2011 requesting an annual increase in revenue of $247 million in total:

(Millions of Dollars)

Jurisdiction/Company	Current Requested Revenue Requirement Increase	Requested Return on Equity	Initial Filing Date	Expected Timing of Decision
DC – Pepco	$42.5	10.75%	7/8/11	Q3-2012
NJ – ACE	$79.5	10.75%	8/5/11	TBD
DE – DPL	$31.8	10.75%	12/2/11	Q3-2012
MD – DPL	$25.2	10.75%	12/9/11	Q3-2012
MD – Pepco	$68.4	10.75%	12/16/11	Q3-2012

Distribution Rate Cases –
Drivers of Requested Revenue Increase

- Under-earning currently authorized ROEs:

  – Increase in operating expenses, including customer service enhancements

  – Rate base growth, including reliability investments

  – Investment in AMI

  – Recovery of Hurricane Irene restoration expenses

- Requested increase in authorized ROEs



(Millions of Dollars)

* **Includes $3 million for updating the capital structure**

Distribution Rate Cases – Focus on Regulatory Lag

- Revised approach to presenting rate cases, including the addition of new expert witnesses to:

  - Address regulatory lag and its negative effects

  - Provide the perspective of investors

- In each jurisdiction, we have proposed two mechanisms to reduce regulatory lag:

  - Reliability Investment Recovery Mechanism* – provides full and timely recovery of future capital investments related to distribution system reliability

  - Fully forecasted test years

- Rate cases will be filed in 2012 if outcomes of current cases do not provide a reasonable opportunity to earn the authorized ROEs

* Referred to as the Infrastructure Investment Program in NJ

Distribution Rate Cases – Pending
Pepco – District of Columbia

(Millions of Dollars)	Case No. 1087 Pepco - DC[1]
Test Period	6 mos. actual 6 mos. forecast ended 9/30/11
Adjusted Rate Base	$1,172.0
Equity Ratio	49.2%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase[2]	$42.5
Residential Total Bill % Increase	5.3%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

	Procedural Schedule[3]
Initial Filing Date	7/8/11
Intervenors Testimony	12/14/11
Rebuttal Testimony	1/16/12
Evidentiary Hearings	1/30 - 2/3/12
Supplemental Intervenors Testimony	4/25/12
Supplemental Rebuttal Testimony	5/22/12
Evidentiary Hearings	6/4 - 6/5/12
Initial Briefs	6/22/12
Reply Briefs	7/6/12
Expected Timing of Decision	Q3-2012

(1) Current filed position as of October 29, 2011
(2) Intervenors revenue requirements are as follows: Washington Metropolitan Area Transit Authority (WMATA) $33.9M based on 9.9% ROE; Apartment and Office Building Association (AOBA) $25.3M based on 9.2% ROE; Office of People's Counsel (OPC) $8.8M based on 9.0% ROE.
(3) Amended procedural schedule as of March 21, 2012

Pepco Holdings Inc
Note: See Safe Harbor Statement at the beginning of today's presentations.
10

Distribution Rate Cases – Pending
Atlantic City Electric – New Jersey

(Millions of Dollars)	Docket No. ER11080469 ACE - NJ*
Test Period	12 mos. actual ending 12/31/11
Adjusted Rate Base	$987.1
Equity Ratio	48.9%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase	$79.5
Residential Total Bill % Increase	5.0%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4

	Procedural Schedule
Initial Filing Date	8/5/11
Intervenors Testimony	4/2/12
Rebuttal Testimony	5/11/12
Evidentiary Hearings	6/18 - 6/25/12
Initial Briefs	7/16/12
Reply Briefs	7/30/12

Regulatory lag mitigation measure proposed in a separate filing made October 18, 2011:

- Request the continuance and expansion of the recently completed Infrastructure Investment Program (IIP)
- Allows recovery of non-revenue generating infrastructure investment through a special rate outside of a base rate filing
- Under the IIP, Atlantic City Electric proposes to recover reliability-related capital expenditures of $63 million, $94 million and $81 million, in 2012, 2013 and 2014, respectively

*** Current filed position as of February 23, 2012**

Distribution Rate Cases – Pending
Delmarva Power – Delaware Electric

(Millions of Dollars)	Docket No. 11-528 DPL Electric - DE
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11
Adjusted Rate Base	$600.0
Equity Ratio	49.5%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase	**$31.8***
Residential Total Bill % Increase	5.0%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$1.2

	Procedural Schedule
Initial Filing Date	12/2/11
Intervenors Testimony	5/1/12
Rebuttal Testimony	6/12/12
Evidentiary Hearings	7/30 - 8/1/12
Initial Briefs	TBD
Reply Briefs	TBD

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* As permitted by Delaware law, Delmarva Power implemented an interim rate increase of $2.5 million on January 31, 2012, subject to refund.

Distribution Rate Cases – Pending Delmarva Power – Maryland

(Millions of Dollars)	Case No. 9285 Delmarva Power - MD		Procedural Schedule
Test Period	12 mos. actual ending 12/31/11	Initial Filing Date	12/9/11
		Intervenors Testimony	3/19/12
Adjusted Rate Base	$399.2	Rebuttal Testimony	4/6/12
Equity Ratio	49.9%		
Return on Equity (ROE)	10.75%	Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Revenue Requirement Increase*	$25.2		
Residential Total Bill % Increase	5.6%	Initial Briefs	5/24/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9	Reply Briefs	6/6/12
		Expecting Timing of Decision	7/6/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* Intervenors revenue requirements are as follows: PSC Staff $8.8M based on 8.07% ROE; Office of People's Counsel (OPC) $177,670 based on 8.50% ROE.

Distribution Rate Cases – Pending Pepco – Maryland

(Millions of Dollars)	Case No. 9286 Pepco - MD		Procedural Schedule
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11	Initial Filing Date	12/16/11
		Intervenors Testimony	3/23/12
Adjusted Rate Base	$1,001.7	Rebuttal Testimony	4/11/12
Equity Ratio	50.4%		
Return on Equity (ROE)	10.75%	Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Revenue Requirement Increase	$68.4		
Residential Total Bill % Increase	4.0%	Initial Briefs	5/31/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.0	Reply Briefs	6/13/12
		Expected Timing of Decision	7/13/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

Transmission Formula Rate Process

Formula Rate Components

Return on Rate Base
    Debt % in Capital Structure x Debt Rate x Total Rate Base ➡
    Equity % in Capital Structure x 11.3% ROE x Base Rate Base ➡
    Equity % in Capital Structure x 12.8% ROE x Incentive Rate Base ➡

Cost Recovery
      Operation and Maintenance
      Depreciation and Amortization
      Other Taxes
      Income Tax at statutory rate
        Total Costs ➡

True-up
    True-up From Prior Year ➡

Revenue Component
Cost of Debt
Equity Return - Base
Equity Return - Incentive
Recovery of Operating Costs
True-up
Sum of Above Equals Total Transmission Revenue Requirement

Minimizes Regulatory Lag

- Rates updated annually on June 1st
- More timely match between rates and costs
- Quicker reflection in rates of capital expenditures placed into service; projects expected to be placed into service in the current calendar year are pro-rated
- AFUDC is accrued on capital expenditures until the project is placed into service

FERC-Regulated Transmission Business

(Millions of Dollars)	Pepco	Delmarva Power	Atlantic City Electric	Total
2010 Actual Year-End Rate Base	$443	$372	$376	$1,191
2011 Estimated Year-End Rate Base [1]				
Base Amount - 11.3%	$341	$306	$315	$962
Incentive Amount - 12.8%	140	86	50	276
Total	$481	$392	$365	$1,238
Current Authorized Return on Equity [2]	11.3% & 12.8%	11.3% & 12.8%	11.3% & 12.8%	
Equity Ratio	50%	49%	50%	
Indicated 2011/2012 Annual Earnings, after-tax [3]	$25	$22	$23	$70
Estimated 2012/2013 Annual Earnings, after-tax [4]	$29	$22	$21	$72

(1) Estimated rate base at 12/31/11 based on FERC-approved formula.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

(3) Includes the impact of true-ups totaling a negative $0.4 million, after-tax.

(4) Excludes the impact of any true-up.

Decoupling Status

Jurisdiction	Status	Forecasted 2012 % Regulated Distribution Revenue	
Pepco/Delmarva Power – MD	Implemented June 2007		41%
Pepco – DC	Implemented November 2009	65%	24%
Delmarva Power – DE	Implementation pending final PSC approval; expected early 2013		13%
ACE – NJ	Request deferred		22%

78%

Decoupling provides benefits to both utilities and customers:

- Fosters energy conservation as it aligns the interests of customers and utilities
- Eliminates revenue fluctuations due to weather and changes in customer usage
- Provides for more predictable utility distribution revenues
- Stabilizes the delivery portion of customer bills over time
- More closely aligns cost recovery with the fixed cost nature of the delivery business

Methods of Cost Recovery Outside of Base Rate Case Process

	MD	DC	DE	NJ
Transmission rate recovery via FERC formula rates - adjusted annually; retail rate reflects FERC formula rate	✔	✔	✔	✔
Procurement cost adjustment mechanisms - reconciles purchased power costs	✔	✔	✔	✔
AMI Costs - deferred as a regulatory asset for subsequent recovery	✔	✔	✔	N/A
Energy efficiency programs - recovery through a surcharge	✔	N/A	N/A	✔
Demand response programs - recovery through a surcharge	✔	–	N/A	✔
Certain state and local taxes - recovery through a surcharge	✔	✔	–	–
Delivery bad debt expense - recovery through Societal Benefits Charge	–	–	–	✔
Default service bad debt expense - recovery through default service rates adjusted annually	–	✔	✔	✔
Revenue decoupling mechanism	✔	✔	–	–

Note: See Appendix for details.

N/A – Not Applicable

Regulatory Summary

- Highly experienced regulatory team

- Demonstrated capability to manage simultaneous cases

- PHI strategy aligns well with states' energy efficiency objectives and customer interests

- Continued focus on improving reliability, managing costs, and achieving timely cost recovery and reasonable regulatory returns

> **Deep regulatory competency aligns with transmission and distribution strategy**

Regulatory Overview

Tony Kamerick

Senior Vice President & Chief Financial Officer



Appendix

Distribution Base Rate Case Outcomes

	Revenue Increase	Return on Equity	Equity Ratio
2007 DPL - MD	$14.9	10.00%	48.63%
2007 Pepco - MD	$10.6	10.00%	47.69%
2007 DPL Gas - DE	$9.0	10.25%	46.90%
2008 Pepco - DC	$28.3	10.00%	46.55%
2009 DPL - MD	$7.5	10.00%	49.87%
2010 Pepco - DC	$20.3 [1]	9.63%	46.18%
2010 ACE - NJ	$20.0	10.30%	49.10%
2010 Pepco - MD	$7.8	9.83%	48.87%
2011 DPL Electric - DE	$16.4	10.00%	47.52%
2011 DPL Gas - DE	$5.8	10.00%	48.30%
2011 DPL - MD	$12.2	Not Specified [2]	Not Specified

(1) Includes additional increase of revenues of approximately $0.5 million annually granted by the DC Commission in response to Pepco's application for reconsideration.

(2) PSC authorized that the return on equity for purposes of calculating the allowance for funds used during construction and regulatory asset carrying costs would remain unchanged at 10%.

Default Service Auction/Bidding Process

	Maryland (Pepco/Delmarva Power)	District of Columbia (Pepco)	Delaware (Delmarva Power)	New Jersey (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS auction process Power acquired in multiple tranches each auction year to limit market timing risk	Board of Public Utilities approves and conducts state-wide BGS auction process Power acquired in state-wide auction
Pricing	Residential and small commercial customers have rolling 2-year contracts; 25% bid out two times per year Medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial customers have rolling 3-year contracts; bid out annually Large commercial customers have rolling 1-year contracts; bid out annually	Residential and small commercial customers have rolling 3-year contracts; auctioned annually Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 750kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None

Default Service Procurement – Auction Schedules for Load Bid 2012/13

Auction Month[1]	Maryland - Pepco/Delmarva Power[2][4]	District of Columbia - Pepco[2][4]	Delaware - Delmarva Power[2][4]	New Jersey - Atlantic City Electric[3][4]
October 11	25%			
November 11			16.6%	
December 11		25.6%		
January 12		25.6%		
February 12			16.7%	33.3%
April 12	25%			
	50% bid 2-yr. contract	51.2% bid 3-yr. contract	33.3% bid 3-yr. contract	33.3% bid 3-yr. contract

(1) Actual auction dates for the 6/1/12 to 5/31/13 year are approved by the Public Service Commissions

(2) Includes Residential & Small Commercial

(3) Includes all fixed price load

(4) Reflects portion of the load for contracts expiring on 5/31/12

Methods of Cost Recovery Outside of Base Rate Case Process - Maryland (Pepco and Delmarva)

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs

- Decoupling Mechanism
  - Decouples sales and revenue

- EmPowerMD Charge (E-MD)
  - Recovers DSM program expenses over five years and demand response equipment costs over 15 years through a surcharge
  - Earnings on unrecovered amounts at authorized rate of return

- Gross Receipts Tax, Delivery Tax, Montgomery County Fuel and Energy, and Environmental Surcharges
  - Recovers certain State and local taxes

- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate

Methods of Cost Recovery Outside of Base Rate Case Process - District of Columbia

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power and retail transmission costs

- Decoupling Mechanism
  - Decouples sales and revenue

- Sustainable Energy Trust Fund Surcharge
  - Recovers program expenditures
  - Energy Assistance Trust Fund Surcharge

- Delivery Tax Surcharge and Public Space Occupancy Surcharge
  - Recovers State and local taxes

- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate

Methods of Cost Recovery Outside of Base Rate Case Process - Delaware

Electric

- Procurement Cost Adjustment (PCA)
  - Reconciles purchased power costs
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Reasonable Allowance for Retail Margin (RARM) from Default Supply Service
  - Reconciles SOS administrative costs

Gas

- Gas Cost Rate (GCR)
  - Reconciles purchased gas costs
- Environmental Surcharge Rider
  - Recovers costs associated with manufactured gas plant site clean up

Methods of Cost Recovery Outside of Base Rate Case Process - New Jersey

- Basic Generation Service Reconciliation Charge (BGS RC)
  - Reconciles purchased power costs
- Non-Utility Generation (NUG) Charge (NGC)
  - Provides full and timely recovery of BPU-approved NUG contract costs
- Societal Benefits Charge (SBC)
  - Designed to ensure recovery of all bad debt expense
  - Provides full recovery of BPU-approved programs for clean energy, Lifeline, Universal Service
- Annual Transmission Update
  - Provides mechanism for retail rate to reflect FERC-approved formula rate
- Infrastructure Investment Surcharge (IIS)
  - Provides recovery of revenue requirements for approved distribution investment prior to base rate case filing
- Regional Greenhouse Gas Initiative (RGGI) Recovery Charge
  - Provides for recovery of costs for Energy Efficiency, Demand Response and Solar Energy Initiatives

Regulatory Information by Commission

Rate Cases	District of Columbia	Maryland	Delaware	New Jersey
Permitted to file partially forecasted test year?	Yes	Yes	Yes	Yes
Required to update test year data to actual?	No [1]	Yes	No	Yes
Timing for deciding cases	No statute; target to complete cases within 9 mos. of filing	Statute - 7 mos.	Statute - 7 mos.	Statute - 9 mos.; Commission can grant extensions
Time restrictions on initiating subsequent rate filings?	No	No	No	No
Staff party to case?	No	Yes	Yes	Yes
Commissions				
Full Time/Part Time	Full-Time	Full-Time	Part-Time	Full-Time
Appointed/Elected	Appointed	Appointed	Appointed	Appointed
Length of Term	4 years	5 years	5 years	6 years
Commissioners				
Name/Term expiration [2]	**Betty Ann Kane** (2014) Lori Murphy Lee (2012) Vacant	**Douglas Nazarian** (2013) Harold Williams (2012) Lawrence Brenner (2015) Kevin Hughes (2016) Kelly Speaks-Backman (2014)	**Vacant** Jeffrey Clark (2014) Joann Conaway (2012) Jaymes Lester (2012) Dallas Winslow (2015)	**Robert Hanna (2015)** Nicholas Asselta (2013) Joseph L. Fiordaliso (2017) Jeanne M. Fox (2014) Mary-Anna Holden (2013)

(1) The District of Columbia allows rates to be developed using a partially forecasted test period. The Company is required to update the test period to all actual within 180 days of the completion of the rate proceeding.

(2) Chairperson denoted in bold.

Pepco Energy Services Overview

John Huffman

President & Chief Executive Officer, Pepco Energy Services



Pepco Energy Services – Overview

PES provides institutional and government customers with competitive energy efficiency services

- **Energy Efficiency**

  – A leading developer of energy efficiency projects

  – Since 1995, completed $1 billion of energy efficiency projects

  – Own and operate 12 MW of renewable energy facilities






- **Combined Heat and Power (CHP)/Thermal**

  – Develop, operate, and maintain CHP and thermal energy plants

- **Energy Supply**

  – Wind-down to be completed no later than 2014

- **W.A. Chester**

  – Primarily underground high voltage transmission construction for utilities

  – Two peaking power plants are scheduled to retire in May 2012

Wind Down of Retail Supply and Retirement of Power Plants

- On track to wind down this business; the retail energy supply contracts completely roll off by 2014

- Power Plants are on target for retirement in May 2012

- Expected gross margin and O&M

(Millions of Dollars)	Gross Margin	O&M
2012	~ $40	~ $30
2013/14	Minimal	Minimal

- Collateral requirement for Energy Supply is under $100 million as of February 29, 2012
  - Projected to be approximately $40 million by year-end

Key Metrics	2011	2010	2009
Load Served - MW	951	2,011	3,195
MWh Delivered*	7.1	11.6	17.8
Dths Delivered*	27.6	46.4	45.8
O&M Expense*	$36	$53	$60
Gross Margins**			
$/MWh	$6.85	$6.37	$6.40
$/Dth	$0.10	$0.29	$0.41

*   Millions
** Excludes Mark-to-market



Retail Electric and Natural Gas Backlog

Estimated as of 2/29/2012

Growing the Energy Services Business

2011 Highlights

Significant progress made in building the Energy Services business

- Energy Services operating income doubled year over year

- In 2011, signed $129 million of contracts in down economy

- Increased prospective project development pipeline to $622 million; 38% growth since January 1, 2011

- Increased staff by 30 employees

- Opened offices in Texas and Georgia

- Positioned CHP group to pursue major projects – DC Water

- W.A. Chester had significant contract signings and performed well

(Millions of Dollars)

Contracts Signed - 2011	Value
Virginia Dept. of Military Affairs	$ 43
Maryland Port Administration	28
Bureau of Engraving and Printing	14
Delaware Tech. & Community College	7
National Institutes of Health	7
Virginia Tech	5
Other	25
	$ 129






PES Going Forward



PEPCO ENERGY SERVICES

- Energy Efficiency
  - Federal Government
  - State & Local Governments
  - Public Housing Authorities
  - Renewable Energy
- CHP & Thermal
  - Atlantic City, NJ Thermal Systems
  - Wilmington, DE Thermal Systems
  - National Institutes of Health
  - Washington Conv. Center
  - DC Water (In design)
  - New Projects
- WA Chester

Projected Sources of Income 2012 - 2016

- WA Chester 10%
- CHP 30%
- Energy Efficiency 60%

Excludes Retail Energy Supply and PES Overhead

Key Features of Typical Projects

	Energy Efficiency Projects	Combined Heat & Power
Construction contract size	$5 - $50 million	$50 - $100 million
Operation and maintenance	Related to ~20% of projects; 2 – 15 year term	Typically all projects; 15 – 20 year term
Gross margin	20% - 25%	10% - 20%
Sales cycle	12 – 18 months	Typically over 2 years
Project financing	3rd party or customer	3rd party or customer
Guarantees provided	Energy savings guarantee	Minimum efficiency and equipment availability

DC Water CHP Project






Project Summary

- 15 MW Combined Heat and Power (CHP) facility
- Uses biogas from DC Water's water treatment process to produce steam and electricity
  - Steam returned and used in DC Water's treatment process
- Contract value
  - Construction: $82 million
  - O&M: $90 million
- O&M phase: 15 years
- Experienced team of engineering, construction managers and contractors

Technology

- PES's CHP facility uses proven technology and equipment

- DC Water's advanced water treatment process is the first of its kind in the U.S.
  - Several facilities operating in Europe
  - DC Water's will be the world's largest

Schedule

- Contract signed February 2012
- Construction begins Summer 2012
- Construction completion January 2015; 15-year operating term begins

CHP Project will reduce DC Water's CO_2 emission by 40%

Market Expansion

New market segment

- CHP – Recruited and growing experienced staff and actively developing various projects
  - Recently awarded DC Water contract
- Public Housing team has been awarded six projects in the past 12 months
  - Established this market group in 2009

Geographic expansion

- Currently developing projects in 32 states
  - Awarded projects in 14 states and D.C.
  - Active in six states in 2007
- Opened Atlanta and Texas offices in 2011



Atlantic City, NJ
Lanham, MD
Arlington, VA

Raleigh, NC

Atlanta, GA

Dallas, TX

- ■ Projects Delivered
- ■ Projects Awarded
- ■ Pursuing Projects
- ★ Offices Opened

Major Competitors

Manufacturers
- Johnson Controls
- Siemens
- Honeywell
- Trane
- Schneider Electric
- Noresco (United Technologies)

Utility Affiliated
- Constellation
- Con Ed
- NextEra

Other
- Chevron
- Ameresco
- SAIC
- Lockheed Martin

Investing in Talent to Drive Growth

Project Development Staff



Contracts Signed and Prospective Project Pipeline
(Millions of Dollars)



- Contract Signings
- Pipeline

- Added key personnel to grow and manage the business

- The increase in personnel has allowed PES to increase the number of projects it pursues

- The Prospective Project Pipeline, which represents projects the company is pursuing, has grown significantly since 2007

- As a result, the volume of contracts signed has been trending upwards over time

Energy Services Gross Margin Backlog as of 2/29/12
(Millions of Dollars)



- CHP/Thermal
- O&M
- Renewable
- WA Chester
- Construction



PES responds to customer RFP → PES Shortlisted → PES awarded project and performs engineering → PES Signs Contract

Prospective Project Development Pipeline   Contracts Signed

Current Market Challenges

- **Federal Government**

  - The federal government's focus on stimulus programs in 2009-10 time frame delayed the pace of contracting; since then, most federal agencies have been slow to pursue energy efficiency projects

- **State and Local Governments**

  - The current economic climate has made government decision makers cautious about entering into performance contracts

  - Lower tax revenues have stressed government balance sheets; since performance contracts use debt capacity, contracting activity has slowed down



Makeup of Gross Margin 2012 - 2016

- Federal — 25%
- State & Local — 47%
- Public Housing Authority — 19%
- O&M — 6%
- Renewables — 3%

Positive Market Drivers

- Significant deferred maintenance and limited capital budgets continue to drive demand for energy efficiency projects financed by energy savings

- President Obama's 2013 budget and recent Executive Order expand the federal government's focus on energy efficiency

- Section 179D tax deductions - the Energy Policy Act of 2005 created a tax deduction for energy efficiency projects; in 2008, the tax deduction was extended to the end of 2013

- Tax-exempt interest rates remain favorable for financing energy efficiency projects

- The market for combined heat and power (CHP) projects is active

  - CHP projects are very efficient and low natural gas prices make projects more attractive

  - Federal investment tax credit and state incentives help incentivize CHP projects

Despite current market challenges, PES continues to make progress in growing its energy services business

Pepco Energy Services Growth Plan



2011

Energy Supply*
12¢

Energy Services
9¢

PES Overhead
(3¢)

2012

Energy Supply*
3¢

Energy Services
9¢

PES Overhead
(3¢)

2016 Target

PES
15¢

Based on 226 million outstanding shares as of 12/31/2011

- Due to current market challenges, PES has moved the longer term EPS target of 15¢ from 2014 to 2016

- PES's energy services business provides an excellent growth opportunity with manageable risk

Key Assumptions
- Economy will rebound and increase project development in state and local markets

- Federal projects will gain traction

- 179D tax credits will be extended

* **Excludes mark-to-market**

Summary

- Growing the energy services business; building talent and expanding into new markets

- Energy services business is aligned with PHI's strategic focus; requires modest capital and has minimal exposure to commodity risk

- Over time, the energy services business will provide increased earnings contributions to PHI

- Continue to successfully wind down the retail energy supply business and will retire the power plants in 2012

PES has developed a core competency in the ESCO business and is building on a successful track record

Pepco Energy Services Overview

John Huffman

President & Chief Executive Officer, Pepco Energy Services



Appendix

PES Annual Earnings

(Millions of Dollars)		2011		2010
Energy Services [(1)]				
Revenue	$	257	$	197
Costs of Sales		185		141
Gross Margin		**72**		**56**
Operating & Maintenance Expense		40		37
Depreciation		7		7
Operating Expense		**47**		**44**
Operating Income		**25**		**12**

Retail Energy Supply [(1)(2)]				
Revenue	$	996	$	1,704
Costs of Sales		936		1,568
Gross Margin		**60**		**136**
Operating & Maintenance Expense		36		53
Depreciation		10		16
Operating Expense		**46**		**69**
Operating Income		**14**		**67**

Total Operating Income	$	**39**	$	**79**

Unallocated Overhead Expense	$	7	$	8
Net Interest Expense		2		15
Other Income		3		2
Net Income before taxes		33		58
Taxes [(3)]		9		22

PES Net Income	$	**24**	$	**36**

PES Net Income w/o MTM	$	**42**	$	**37**

(1) **Certain transactions among business units are not eliminated**
(2) **Includes power plants**
(3) **Includes energy efficiency and renewable energy credits**

Year-over-Year Drivers

Energy Services

- Revenue increased due to increased contract signings

- Operating Expense increased due to increased personnel expense

Retail Energy Supply

- Revenue decreased due to ongoing wind down of retail energy supply, partially offset by higher generation at the power plants

- Operating and Maintenance Expense decreased due to lower maintenance at the power plants

- Net Interest Expense decreased due to lower amortization of credit intermediation fee and lower borrowings; 90% of interest expense attributable to energy supply

Pepco Energy Services – Energy Services Earnings Components

Construction: Energy Services and Combined Heat and Power

- DE Technical & Community College
- Maryland Port Authority
- Other universities, state agencies and municipal governments

$18 million Contract Backlog 18-month weighted average*

Operations and maintenance contracts related to energy efficiency projects; 3-15 year contracts

- Military District of Washington
- Baltimore City Schools
- BWI Thurgood Marshall Airport
- Other universities, state agencies and municipal governments

$27 million Contract Backlog 10-year remaining contract life*

Long-term Combined Heat and Power and thermal contracts from facilities operated and maintained by PES

- Atlantic City District Energy
- Wilmington District Energy
- 23 MW NIH Combined Heat and Power, Bethesda, MD
- Washington Convention Center Thermal Facility**
- DC Water (In design)

$317 million Contract Backlog 15-year remaining contract life*

Renewable Energy Projects

- 2 MW Atlantic City Convention Center Solar
- 5 MW Bethlehem Landfill Gas (LFG), PA
- 2 MW Fauquier County LFG, VA
- 3 MW Eastern LFG, MD

Recurring Gross Margin $5-$7M per year

W.A. Chester

- Underground high voltage transmission construction for utilities

Recurring Gross Margin $6-$10M per year

*   Weighted average, contract backlog at February 29, 2012
** Excluded from backlog (partnership income)

Financial Overview

Tony Kamerick

Senior Vice President & Chief Financial Officer



Financial Objectives

- Achieve long-term earnings and dividend growth by:

  - Investment in infrastructure

  - Reduction of regulatory lag

  - Growth in Pepco Energy Services

- Maintain solid investment grade credit ratings by sustaining:

  - Solid credit metrics

  - Ample liquidity

  - Strong cash flow

  - Low business risk profile

Our regulated business model positions us to meet these objectives

Projected Capital Expenditures – 2012 - 2016



		2012	2013	2014	2015	2016
Distribution		$ 833	$ 782	$ 802	$ 762	$ 879
Transmission		310	262	280	261	448
PES/Other		17	10	10	10	10
Total		$ **1,160**	$ **1,054**	$ **1,092**	$ **1,033**	$ **1,337**

Infrastructure Investment – The Driver of Growth

Projected Year-End Rate Base*



Total Rate Base Growth - 61%

Electric Distribution Rate Base Growth - 51%

Transmission Rate Base Growth - 104%

* See Appendix for projection by utility. Assumes MAPP in-service date of 2020.

Transmission Rate Base and Earnings



Projected Transmission Rate Base

(Millions of Dollars)

	2011E	2012	2013	2014	2015
Total	$1,238	$1,545	$1,723	$1,895	$2,232
12.8% Return on Equity	$276	$275	$265	$261	$358
11.3% Return on Equity	$962	$1,270	$1,458	$1,634	$1,874

■ 11.3% Return on Equity   ■ 12.8% Return on Equity

Rate Year (June 1 – May 31)					
Estimate*		**Projected Transmission Earnings***			
(Millions of Dollars, after-tax)	**2012 - 13**	**2013 - 14**	**2014 - 15**	**2015 - 16**	**2016 - 17**
Earnings – 11.3% ROE	$54	$72	$82	$92	$106
Earnings – 12.8% ROE	$18	$18	$17	$17	$23
Total Earnings	$72	$90	$99	$109	$129

*   The 2012-13 rate year estimated earnings are based on an estimated 2011 year-end rate base and equity ratio. Projected earnings are based on a simplified computation: projected year-end rate base x 50% equity x authorized returns on equity.

Strengthened Credit Profile

Credit Metrics	2009 Actual*	2010 Actual*	2011 Adjusted*	Long-Term Target Metrics
FFO Interest Coverage	2.5X	3.2X	3.8X	3.5X
FFO/Debt	11%	15%	14%	>15%
Debt/Capitalization	60%	55%	57%	~55%

- Credit metrics will be further strengthened by our recent equity transaction

- Targeted debt to capitalization ratio at the utility subsidiaries is ~ 50%

	Debt Ratings		
	S&P	Moody's	Fitch
PHI - Senior Unsecured	BBB	Baa3	BBB
Pepco - Senior Secured	A	A3	A
DPL - Senior Secured	A	A3	A
ACE - Senior Secured	A	A3	A-

* See Appendix for detailed calculations. 2011 adjusted for early termination of certain PCI leases.

Liquidity Position

At February 29, 2012

(Millions of Dollars)

	Parent	Utilities	PHI Consolidated
Credit Facility (Total Capacity)	$750	$750	$1,500
Letters of Credit Issued	(3)	(4)	(7)
Commercial Paper Outstanding	(462)	(312)	(774)
Remaining Credit Facility Available	$285	$434	$719
Cash Invested in Money Market Funds	-	49	49
Total Cash and Credit Facility Available	$285	$483	$768

- Credit facility of $1.5 billion renewed August 2011

  - Expiration date extended to August 2016

  - Syndicated facility with 17 banks participating

  - Parent and utilities have the option of increasing or decreasing sub-limits under the facility, with certain restrictions

2012 Financing Activity

Debt Issuance

- Utility long-term debt issuance of $350 - $450 million[1]; targeted for first half of 2012
  - Pepco - $200 million
  - Delmarva Power - $150 - $250 million

Equity Issuance

- Forward equity transaction; completed in March 2012
  - 17.92 million shares priced at $19.25 per share
  - Forward settlement within 12 months of pricing
  - Net proceeds of $332.9 million[2] to be used to:
    - Make capital contributions to utility subsidiaries
    - Repay short-term debt
    - Fund working capital needs
    - Other general corporate purposes
- Dividend Reinvestment Plan/Employee Savings Plan (approximately $40 million)

(1) New debt issuance of $300 - $325 million; additional amount to potentially refinance existing debt.

(2) Based on the public offering price, less the underwriting discount. Additionally, the proceeds will be adjusted for dividends paid and forward shares financing costs.

Manageable Debt Maturity Schedule



Long-Term Debt Maturities*
December 31, 2011

(Millions of Dollars)

Legend:
- ■ Pepco Holdings, Inc.
- ■ Atlantic City Electric
- ■ Delmarva Power & Light
- ■ Potomac Capital Invt Corp
- ■ Potomac Electric Power

* Excludes Atlantic City Electric securitization debt.

Principal Sources & Uses of Cash

(Millions of Dollars)

	2012 Estimate
Principal Sources of Cash:	
Cash Flow from Operations[1]	$ 900
Equity Issuance[2]	312
Dividend Reinvestment Plan/Employee Savings Plan	40
New Debt Issue:	
Long-term - Utilities[3]	312
Short-term - Utilities	289
Total Sources of Cash	$ 1,853
Principal Uses of Cash:	
Capital Expenditures[4]	$ 1,255
Common Stock Dividends[5]	248
Pension Funding (completed Jan. 2012)	200
Debt Maturities:	
Short-term - Parent	102
ACE - Securitized Debt	38
Other	10
Total Uses of Cash	$ 1,853

(1) Mid-point of projected cash from operations range of $850 - $950 million.

(2) Reflects net proceeds from forward equity transaction completed in March 2012, adjusted for dividends paid and forward shares financing costs of $21 million; settlement by year end.

(3) Mid-point of new debt issuance range of $300 - $325 million.

(4) Includes demand side management expenditures of $95 million.

(5) The dividend rate is determined by the Board of Directors on a quarterly basis; assumes annual dividend rate of $1.08 per share.

Pension and OPEB Impacts

Net Pension & OPEB Pre-Tax Expense (O&M)



Pension Cash Contributions



Key Metrics – Pension and OPEB Plans (Millions of Dollars)					
Pension	**12/31/11**	**OPEB**	**12/31/11**	**Pension Cost Assumptions for 2012**	
Assets	$1,694	**Assets**	$281	**Discount Rate**	5.00%
Plan Obligations	$2,124	**Plan Obligations**	$750	**Expected Return on Assets** (Long-term)	7.25%

Bonus Depreciation

(Millions of Dollars)	2011 Estimated 100% Bonus Depreciation [1]	2012 Estimated 50% Bonus Depreciation
Estimated Bonus Depreciation Range [2]	$290 - $310	$205 - $225
Estimated Regular Depreciation Without Bonus	$10 - $15	$25 - $35
Incremental Depreciation due to Bonus Depreciation Deduction	$280 - $295	$180 - $190

- Cash Flow Impact:
  - 2011 – 2012: No impact; bonus depreciation for 2011 and 2012 is expected to increase the consolidated net operating loss position for these tax years
  - 2013 – 2015: $161 - $170 million, in total

- Rate Base Impact:
  - A reduction in rate base from bonus depreciation would not occur until the utilities have received the cash benefit of taking the deductions

(1) 2011 bonus depreciation remains an estimate until final calculations are completed in conjunction with filing the annual income tax return.

(2) Estimated for federal tax only.

Secure Dividend, Attractive Yield

- Indicated annual dividend of $1.08 per share supported by regulated utility earnings
- Current dividend yield is 24% higher than the average dividend yield for companies in the S&P 500 Electric Utilities



Source: Thomson Reuters, dividend yield as of March 20, 2012

2012 Earnings Guidance



The guidance range excludes:

- The results of discontinued operations and the impact of any special, unusual or extraordinary items

- The after tax net mark-to-market effects of economic hedging activities associated with the retail energy supply business at Pepco Energy Services

The guidance range assumes/includes:

- Normal weather conditions

   * **See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.**

2012 Earnings Guidance (continued)



Earnings Per Share – 2011 Adjusted vs. 2012 Guidance

* See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.

2012 Earnings Guidance Assumptions

Power Delivery

- Normal weather and operating conditions
- Reasonable regulatory outcomes for pending electric distribution base rate cases
- Projected 0.8% growth in number of total customers
- Forecasted sales growth of 1.9%
- Utility O&M expense of $750 - $780 million (net of reimbursed amounts)
- Construction expenditures of $1.143 billion
- Depreciation and amortization expense of $441 million

2012 Earnings Guidance Assumptions (continued)

Pepco Energy Services

- Continued growth in ESCO construction activity

- Retail Energy gross margin of approximately $40 million; O&M expense of approximately $30 million

- Excludes net mark-to-market effects of economic hedging activities

PHI

- Other non-regulated (primarily cross-border leases) earnings of approximately $21 million

- Composite consolidated effective tax rate range of 35% - 38%

- Execution of financing plan

Investment Highlights

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Long-term Earnings Growth* – Driven by T&D utility infrastructure investments and reasonable regulatory outcomes

  - Power Delivery – 10% CAGR of Rate Base (2011 – 2016)

- *Financial Strength* – Strong balance sheet, ample liquidity, solid investment grade credit ratings

- *Secure Dividend* – Attractive current yield

- *Experienced Team* – Delivering on commitments

PHI – Well Positioned to Deliver Value

Financial Overview

Tony Kamerick

Senior Vice President & Chief Financial Officer



Appendix

Sales and Financial Information

Potomac Electric Power Company
(Millions of Dollars, except Sales and Customers)

Electric GWh Sales

	DC Electric Delivered	MD Electric Delivered	Total Electric Delivered	Standard Offer Service
Projected				
2012	11,731	15,196	26,927	8,765
2013	12,048	15,681	27,729	8,840
2014	12,041	15,725	27,766	8,853
2015	12,076	15,787	27,863	8,910
2016	12,107	15,848	27,955	8,965

Residential Electric Customers

	Customers	% Change
Projected		
2012	721,393	1.0%
2013	718,210	-0.4%
2014	726,894	1.2%
2015	736,135	1.3%
2016	744,755	1.2%

Depreciation Expense

	Transmission	Distribution	Total
Projected			
2012	$23	$144	$167
2013	$26	$158	$184
2014	$29	$168	$197
2015	$31	$178	$209
2016	$33	$191	$224

Amortization Expense

	Transmission	Distribution	Total
Projected			
2012	$0	$21	$21
2013	$0	$22	$22
2014	$0	$24	$24
2015	$0	$25	$25
2016	$0	$25	$25

Construction Expenditures

	Transmission	Distribution*	Other	Total
Projected				
2012	$105	$351	$56	$512
2013	$94	$366	$30	$490
2014	$69	$439	$17	$525
2015	$61	$398	$13	$472
2016	$203	$406	$18	$627

* Construction expenditures presented are net of U.S. DOE awards.

Sales and Financial Information

Delmarva Power & Light Company

(Millions of Dollars, except Sales and Customers)

Electric GWh Sales

	DE Electric Delivered	MD Electric Delivered	Total Electric Delivered	Standard Offer Service
Projected				
2012	8,533	4,231	12,764	6,644
2013	8,688	4,341	13,029	6,574
2014	8,652	4,340	12,992	6,437
2015	8,670	4,363	13,033	6,446
2016	8,713	4,384	13,097	6,484

Gas Mcf

Gas Delivered
20,658
20,821
20,822
20,959
21,102

Residential Electric Customers

	Customers	% Change
Projected		
2012	441,353	0.1%
2013	443,495	0.5%
2014	447,113	0.8%
2015	451,374	1.0%
2016	456,073	1.0%

Depreciation Expense

	Transmission	Electric Distribution	Gas Delivery	Total
Projected				
2012	$20	$56	$12	$88
2013	$24	$62	$13	$99
2014	$27	$66	$13	$106
2015	$30	$71	$13	$114
2016	$35	$74	$13	$122

Amortization Expense

	Transmission	Electric Distribution	Gas Delivery	Total
Projected				
2012	$0	$10	$0	$10
2013	$0	$13	$0	$13
2014	$0	$14	$0	$14
2015	$0	$13	$0	$13
2016	$0	$13	$0	$13

Construction Expenditures

	Transmission	Electric Distribution	Gas Delivery	Other	Total
Projected					
2012	$152	$180	$22	$52	$406
2013	$94	$155	$23	$29	$301
2014	$129	$144	$23	$20	$316
2015	$123	$144	$25	$14	$306
2016	$174	$161	$27	$17	$379

Sales and Financial Information

Atlantic City Electric Company
(Millions of Dollars, except Sales and Customers)

Electric GWh Sales

	NJ Electric Delivered	Basic Generation Service
Projected		
2012	10,024	5,781
2013	10,121	5,861
2014	10,193	5,921
2015	10,222	5,940
2016	10,251	5,958

Residential Electric Customers

	Customers	% Change
Projected		
2012	487,158	1.2%
2013	491,439	0.9%
2014	495,480	0.8%
2015	499,508	0.8%
2016	503,513	0.8%

Depreciation Expense

	Transmission	Distribution	Total
Projected			
2012	$18	$52	$70
2013	$20	$57	$77
2014	$21	$63	$84
2015	$23	$67	$90
2016	$25	$71	$96

Amortization Expense

	Transmission	Distribution(1)	Other(2)	Total
Projected				
2012	$0	($11)	$96	$85
2013	$0	($11)	$99	$88
2014	$0	($12)	$100	$88
2015	$0	($12)	$101	$89
2016	$0	($12)	$101	$89

Construction Expenditures

	Transmission	Distribution (3)	Other	Total
Projected				
2012	$53	$140	$32	$225
2013	$74	$158	$21	$253
2014	$82	$146	$13	$241
2015	$77	$156	$12	$245
2016	$71	$236	$14	$321

(1) Amortization expense related to the excess depreciation reserve recorded as part of the New Jersey rate case settlement and other Distribution items. The excess is being amortized over an 8.25 year period which began in June 2005.

(2) Other amortization is related to the recovery of securitized stranded costs through the issuance of transition bonds by Atlantic City Electric Transition Funding LLC. The stranded costs are being amortized over the life of the bonds maturing in 2012 through 2023.

(3) Construction expenditures presented are net of U.S. DOE awards.

Projected Capital Expenditures – 2012 - 2016

(Millions of Dollars)	2012	2013	2014	2015	2016	Total
Power Delivery						
Distribution	$ 601 $	679 $	729 $	689 $	711 $	3,409
Distribution - Blueprint for the Future	120	3	-	9	92	224
Transmission	305	260	278	255	258	1,356
Transmission - MAPP[1]	5	2	2	6	190	205
Gas Delivery	22	23	23	25	27	120
Other	140	80	50	39	49	358
Sub-Total	**1,193**	**1,047**	**1,082**	**1,023**	**1,327**	**5,672**
DOE Capital Reimbursement Awards[2]	(50)	(3)	-	-	-	(53)
Total for Power Delivery	**1,143**	**1,044**	**1,082**	**1,023**	**1,327**	**5,619**
Pepco Energy Services	14	7	7	7	7	42
Corporate and Other	3	3	3	3	3	15
Total PHI	$ 1,160 $	1,054 $	1,092 $	1,033 $	1,337 $	5,676

(1) **Assumes MAPP in-service date of 2020.**

(2) **Reflects anticipated cash reimbursements pursuant to awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009.**

Projected Rate Base by Utility

(Millions of Dollars)	2011 Estimated	2012 Projected	2013 Projected	2014 Projected	2015 Projected	2016 Projected
Distribution - Electric						
Pepco	$2,126	$2,379	$2,530	$2,706	$2,962	$3,240
Delmarva Power	1,017	1,160	1,256	1,324	1,385	1,463
Atlantic City Electric	922	1,014	1,127	1,192	1,291	1,430
Total Distribution - Electric	**4,065**	**4,553**	**4,913**	**5,222**	**5,638**	**6,133**
Distribution – Gas						
Delmarva Power	**218**	**243**	**243**	**241**	**238**	**238**
Transmission						
Pepco*	481	654	684	769	875	994
Delmarva Power*	392	480	584	659	817	926
Atlantic City Electric	365	411	455	467	540	601
Total Transmission	**1,238**	**1,545**	**1,723**	**1,895**	**2,232**	**2,521**
Total Distribution & Transmission	**$5,521**	**$6,341**	**$6,879**	**$7,358**	**$8,108**	**$8,892**

* **Assumes MAPP in-service date of 2020.**

Calculation of Credit Metrics

Adjusted Credit Ratios	2009 [1]	2010	2011 [4]
Net Cash Provided by Operating Activities (GAAP Measure)	**$ 606**	**$ 813**	**$ 686**
Credit Adjustments			
Less: Changes in Working Capital & Other	(82)	(114)	31
Less: Securitized Debt Adjustment	(31)	(35)	(37)
Plus: Pension & Postretirement Benefit Obligations Adjustment	179	62	82
Plus: Operating Lease Adjustment	45	37	17
Less: Capitalized Interest	(7)	(8)	(11)
Adjusted Funds From Operations (FFO - Non-GAAP Measure)	**710**	**755**	**768**
Balance Sheet Debt [2] (GAAP Measure)	**$ 6,020**	**$ 4,679**	**$ 5,032**
Credit Adjustments			
Less: Securitized Debt	(402)	(367)	(332)
Plus: Pension & Postretirement Benefit Obligations Adjustment	458	499	584
Plus: Operating Lease Adjustment	342	327	330
Plus: Accrued Interest	68	45	47
Total Adjusted Debt	**6,486**	**5,183**	**5,661**
Balance Sheet Equity	$ 4,256	$ 4,230	$ 4,336
Non-Controlling Interest	6	6	-
Total Equity (GAAP Measure)	**4,262**	**4,236**	**4,336**
Total Adjusted Capital	**$ 10,748**	**$ 9,419**	**$ 9,997**
Interest Expense (GAAP Measure)	**$ 370**	**$ 306**	**$ 254**
Credit Adjustments			
Plus: Capitalized Interest	7	8	11
Plus: Operating Lease Adjustment	22	19	19
Less: Securitized Debt Adjustment	(23)	(21)	(17)
Plus: Pension & Postretirement Benefit Obligations Adjustment	37	16	-
Total Adjusted Interest Expense	**413**	**328**	**267**
Cash Interest Paid	**$ 353**	**$ 310**	**$ 240**
Credit Adjustments			
Plus: Capitalized Interest	7	8	11
Less: Securitized Debt Adjustment	(23)	(21)	(17)
Plus: Operating Lease Interest Adjustment	22	19	19
Less: Operating Lease Depreciation Adjustment	(46)	(37)	(17)
Total Adjusted Cash Interest Paid	**313**	**279**	**236**
FFO/Debt Ratio (Adjusted)	11%	15%	14%
Debt/Capital (Adjusted)	60.3%	55.0%	56.6%
FFO Interest Coverage (Adjusted) [3]	2.5x	3.2x	3.8x

[1] Reflects balances prior to the reclassification of discontinued operations of Conectiv Energy.
[2] Includes short-term debt, long-term debt, capital leases and long-term project funding.
[3] FFO Interest Coverage = (Adjusted FFO + Adjusted Cash Interest Paid) / Adjusted Interest Expense.
[4] 2011 FFO adjusted for certain PCI lease termination in 2011.

Source: S&P CreditStats Direct.

Note: See Regulation G Information at the beginning of today's presentations.

Long-term Debt Maturities

(Millions of Dollars)	Maturity Date	Interest Rate	2012	2013	2014
Pepco - Senior Notes	11/15/13	4.95%	–	200	-
Pepco - Senior Notes	4/15/14	4.65%	-	-	175
Delmarva Power - TE- Fixed (Put Bond)	6/1/12	1.80%	15	-	–
Delmarva Power - TE- Fixed (Put Bond)	6/1/12	2.30%	16	-	–
Delmarva Power - TE- Fixed (Put Bond)	6/1/12	0.75%	35	–	–
Delmarva Power - FMB	12/1/13	6.40%	–	250	-
Delmarva Power - Unsecured Notes	11/15/14	5.00%	-	-	100
Atlantic City Electric - FMB	8/1/13	6.625%	–	69	-
Atlantic City Electric - VRDB	4/15/14	Variable	-	-	18
Atlantic City Electric - MTN	8/29/14	7.630%	-	-	7
Potomac Capital Investment Corp. - Bank Loan	4/21/14	6.590%			11
Total Maturities			**$66**	**$519**	**$311**

Note: Excludes debt maturities related to Atlantic City Electric securitization bonds.

Cross-Border Energy Lease Status

- Equity investment as of December 31, 2011 of $1.3 billion

- Annual tax benefits of $51 million

- Annual net earnings of $21 million

- Current Status:

  - IRS audit settlement approved in November 2010 for the 2001/2002 periods; disallowed net losses on the cross-border energy leases

  - Paid $74 million of taxes, $1 million of penalties and $28 million of interest associated with the 2001/2002 audit in 2011

  - Filed a claim for refund of tax payment, interest and penalties with the IRS in July 2011

  - Since the claim for refund was not approved by the IRS within the statutory six-month period, complaints were filed in the U.S. Court of Federal Claims against the IRS in January 2012 to resolve the issue and recover the tax payment, interest and penalties

  - Absent a settlement, litigation will likely take several years to resolve

Cross-Border Energy Lease Portfolio

Potomac Capital Investment (PCI)
As of December 31, 2011

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)	
1995	Australia	Coal-Fired Generation (700 MW)	100%	2019	$	195
1999	Netherlands	Gas Transmission/Distribution	100%	2025		209
1999	Netherlands	Gas Transmission/Distribution	100%	2025		158
2001	Austria	Hydro Generation (781 MW)	56%	2035		270
2002	Austria	Hydro Generation (184 MW)	100%	2030-36		183
2002	Austria	Hydro Generation (239 MW)	100%	2033-42		243
2002	Austria	Hydro Generation (80 MW)	100%	2039		91
					$	1,349

Our Approach to Earnings Guidance

- Range provided for ongoing operations (GAAP results excluding special, unusual or extraordinary items)

- For guidance purposes, the items below will be excluded from results even if not classified as a special item for reporting purposes:

  - Effect of adopting new accounting standards

  - Effect of changes in tax law

  - Significant impairments of assets, including goodwill

  - Effect of changes in the tax treatment or estimated cash flows of the cross-border energy lease investments

  - Effect of net mark-to-market economic hedging activities at Pepco Energy Services

  - Other unusual items

Reconciliation of GAAP EPS to Adjusted EPS

	Year Ended December 31, 2011
Earnings per share of common stock from Continuing Operations (GAAP)	$ 1.15
Adjustments:	
Mark-to-market losses from PES retail energy economic hedging activities	0.08
Effect of adopting a tax law change in District of Columbia	0.02
Adjusted earnings per share of common stock from Continuing Operations (Non-GAAP)	$ 1.25